At a Special Meeting of Shareholders on November 9, 2009, the shareholders approved the election of two Trustees (Mr. DeWitt F. Bowman and Ms. Cecilia H. Herbert) and the following votes had been received:

Proposal – Election of Trustees

   For All                                    Withheld All         For All Except

DeWitt F. Bowman                              614,031,397.77                       2,901,211.38               0

Cecilia H. Herbert                                614,180,057.21                       2,752,551.94               0

The Board of Trustees of the Registrant is comprised of: J. Alan Reid, Jr., DeWitt F. Bowman, Haig G. Mardikian, Cecelia H. Herbert and Donald E. O’Connor. Messrs. Bowman, Mardikian and O’Connor and Ms. Herbert are Non-Interested Trustees.